

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Robert Dudley, Ph.D.
Chief Executive Officer
Clarus Therapeutics Holdings, Inc.
555 Skokie Boulevard, Suite 340
Northbrook, Illinois 60062

> **Re: Clarus Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2021**
> **File No. 333-259915**

Dear Dr. Dudley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin, Esq.